

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

Via E-mail
Martin Shkreli
Chief Investment Officer
MSMB Capital Management LLC
330 Madison Avenue
6th Floor
New York, NY 10017

> **Re:** **Additional Soliciting Materials filed pursuant to Rule 14a-12 on September 30, 2011 by MSMB Capital Management LLC, et al.**
> **File No. 001-10865**

Dear Mr. Shkreli:

We have reviewed the above listed filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

DFAN filed September 30, 2011

1. Please cite a source for the charts on page 3 and page 8 of your filing.

2. We note that you have made statements in your soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of AMAG's management and board of directors, all without adequate factual foundation. The following problematic statements are representative of those that appear in your soliciting materials:

   - "…AMAG's management is ill-equipped to handle…;" and

- "AMAG's management has not historically demonstrated that it has the ability to execute difficult strategies."

Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

3. A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

- references to "dilutive, value-destroying merger" with Allos; and
- the statement that AMAG's management "has no prior experience integrating companies of this size and complexity."

4. Please provide factual support for your statement on page 4 that your proposed offer provides "greater and more certain value to the AMAG stockholders."

5. Please provide factual support for your statement on page 5 that the Folotyn patents have "ostensibly weak claims" and that the '470 patent has "particularly obvious claims which will fail to protect Folotyn."

*   *   *

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585